UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 21, 2009
Commission File Number: 001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 21, 2009, Arie Bos was appointed as a member of the board of directors of Asia Special Situation Acquisition Corp. (the “Company”). In addition, Mr. Bos was appointed as a member of the Audit Committee and Compensation Committee of the board of directors of the Company.  There are no understandings or arrangements between Mr. Bos and any other person pursuant to which Mr. Bos was selected as a director of the Company. Mr. Bos does not have any family relationship with any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.  Upon the appointment of Mr. Bos as a director of the Company, a majority of the members of the board of directors are independent.  Moreover, the members of the Audit Committee and Compensation Committee of the board of directors of the Company consist of Mr. Bos, Keith Laslop and Leonard de Waal, all of whom are independent directors.

From 2002 to 2006, Mr. Bos served as the Business Develpment Manager at Fortis Luxembourg, a commercial banking firm, where he was responsible for mergers and acquisitions for the firm.  From 1980 to 2002, Mr. Bos served as an options and operations specialist, administrative director and financial consultant at Merrill Lynch International in London and Luxembourg.  From 1978 to 1980, he was a clearing manager at the European Option Exchange.  Mr. Bos is currently retired. He earned 3 degrees from the School of Graphic Design and School of Commerce in Accountancy and Modern Business Administration from Utrecht University in 1969, 1970 and 1972.  Mr. Bos received his Series 3 and Series 7 certifications from the Financial Industry Regulatory Authority in 1989 (Series 3) and 1990 (Series 7).

On January 21, 2009, Geoffrey H. Holmes was appointed as the Chief Executive Officer of the Company. There are no understandings or arrangements between Mr. Holmes and any other person pursuant to which Mr. Holmes was selected as an executive officer of the Company. Mr. Holmes does not have any family relationship with any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

Mr. Holmes brings to ASSAC over 35 years of public company communication experience, and has a background in corporate finance, technology, mergers and acquisitions, and investor relations. From 2004 to the present, Mr. Holmes has been an investor in, and has served as the Chief Executive Officer and Chairman of the Board of Directors of, Blood Cell Storage, Inc., a medical device company focused on blood analysis technologies. From 1995 to 2003, Mr. Holmes has financed and organized several new companies, including Summit Properties International (SPI), which represents the PGA TOUR for international trademark licensing worldwide.

From 1980 to 1997, Mr. Holmes held senior executive positions at Time Warner and its affiliates and predecessor Warner Communications. From 1995 to 1997, Mr. Holmes was named as Chairman and CEO of Time Warner Interactive, a leading developer and publisher of interactive consumer entertainment products.  From 1989 to 1995, he served as Senior Vice President of Technology for Time Warner Inc. While serving in that capacity, Mr. Holmes was responsible for the development of most of the applications for Time Warner’s Full Service Network. In addition, while at Time Warner Inc. Mr. Holmes also managed the Investor Relations Programs as well as working with the various divisions of Time Warner in developing synergistic opportunities across all of Time Warner. From 1980 to 1989, he was Senior Vice President of Warner Communications Inc. where his responsibilities included managing investor and public relations as well as working with senior management in developing strategies to enable the company to more fully exploit new technology. Mr. Holmes earned a Bachelor of Science degree in economics from Colorado State University in 1968.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

January 22, 2009	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President